NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Nine Months
	Ended
	September 30,	For the Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Net income	$213,162	$190,242	$252,494	$248,575	$240,691	$223,897
Income tax expense	137,499	123,966	165,686	162,020	151,224	141,847
Equity in earnings of regional nuclear
generating and transmission companies	(376)	(412)	(501)	(836)	(891)	(820)
Dividends received from regional equity investees	344	286	676	669	1,661	416
Fixed charges, as below	53,507	72,364	76,219	77,902	84,826	103,661
Less: Interest capitalized (including AFUDC)	(320)	(259)	(185)	(108)	76	(1,926)
Total earnings, as defined	$403,816	$386,187	$494,389	$488,222	$477,587	$467,075

Fixed charges, as defined:
Interest on long-term debt (a)	$59,261	$87,100	$90,040	$90,630	$83,261	$76,793
Interest on rate reduction bonds	399	3,585	7,226	11,235	18,833	27,076
Other interest (b)	(8,011)	(20,631)	(27,839)	(30,475)	(24,519)	(9,789)
Rental interest factor	1,538	2,051	6,607	6,404	7,327	7,655
Interest capitalized (including AFUDC)	320	259	185	108	(76)	1,926
Total fixed charges, as defined	$53,507	$72,364	$76,219	$77,902	$84,826	$103,661

Ratio of Earnings to Fixed Charges	7.55	5.34	6.49	6.27	5.63	4.51

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.